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EXHIBIT (12)

Computation of Ratios of Earnings to Fixed Charges

	Year ended December 31,
	2007	2006	2005	2004	2003
Income before provision for income taxes and fixed charges (Note A)	$87,152,341	$99,409,515	$65,781,250	$62,144,879	$76,746,596

Fixed Charges:
Interest on long-term debt	$31,120,122	$25,947,191	$24,059,165	$24,640,812	$26,044,688
Interest on short-term debt	2,940,317	2,275,939	195,197	19,854	606,312
Interest on note payable to securitization trust	4,250,000	4,250,000	4,250,000	4,250,000	—
Trust preferred distributions by subsidiary holding solely parent debentures	—	—	—	—	4,250,000
Other interest	1,069,206	1,029,135	605,492	366,642	511,315
Rental expense representative of an interest factor (Note B)	4,686,748	4,798,490	659,844	28,144	28,340

Total fixed charges	$44,066,393	$38,300,755	$29,769,698	$29,305,452	$31,440,655

Ratio of earnings to fixed charges	1.98	2.60	2.21	2.12	2.44

NOTE A: For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes, minority interest and by the sum of fixed charges as shown above.

NOTE B: One-third of rental expense (which approximates the interest factor).

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  EXHIBIT (12)